UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E KENNEDY BLVD, STE 325
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacqueline Dormeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG CAPITAL ADVISORS, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





SHELLEY SNOW NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires June 30, 2022 No. GG 217585

Signature

CCO

Title

By means of physical presence

Shelley Snow

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2019

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of LCG Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LCG Capital Advisors, LLC as of December 31, 2019, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LCG Capital Advisors, LLC management. Our responsibility is to express an opinion on LCG Capital Advisors, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LCG Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II and III, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of LCG Capital Advisors, LLC financial statements. The supplemental information is the responsibility of LCG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II and III, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as LCG Capital Advisors, LLC auditor since 2019.

Assurance Dimensions
Margate, Florida
February 13, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

LCG Capital Advisors, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Current assets

Cash	$	52,640
Accounts Receivable		5,000
Prepaid Expenses		3,775
Total current assets		61,415

Other assets

Goodwill		45,600
Other assets		54
Total assets	$	107,069

Liabilities and Member's Equity

Current liabilities

Accounts payable and accrued expenses	$	4,114
Due to affiliates		7,286
Total current liabilities		11,400

Member's equity		95,669
Total liabilities and member's equity	$	107,069

LCG Capital Advisors, LLC
Statement of Operations and Changes in Member's Equit
For the Year Ended December 31, 201[illegible]

Revenue		
Supervisory and finder's fee[illegible]	$	2,601,590
Other income		2,775
		2,604,365
Operating expenses:		
Compensation expense[illegible]		1,138,701
Professional fees		38,054
Regulatory expenses		12,022
Other administrative expense[illegible]		58,529
Total operating expenses		1,247,306
Net income		1,357,059
Member's equity, beginning of yea[illegible]		108,610
Capital Distribution[illegible]		(1,370,000)
Member's equity, end of yea[illegible]	$	95,669

Read the accompanying notes to the financial statements.

LCG Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows provided by operating activities:		
Net income	$	1,357,059
Adjustments to reconcile net loss to net cash provided by operating activitie		
Change in assets and liabilities:		
Accounts Receivable		5,000
Prepaid Expenses		(1,239)
Due to/from related parties		9,697
Accounts payables and accrued expense		(8,485)
Net cash provided by operating activities		1,362,032
Cash flows provided by financing activities:		
Capital distributions		(1,370,000)
Net cash used financing activities		(1,370,000)
Net change in cash		(7,968)
Cash, beginning of year		60,608
Cash, end of year	$	52,640

Note 1 – Nature of Operations and Going Concern

LCG Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). LCG purchased an existing broker-dealer in 2008 and renamed it LCG Capital Advisors, LLC in 2009. The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies are as follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2019, there were no cash equivalents.

Goodwill – Goodwill was recorded in connection with the 100% change in control of the Company in 2008 as the excess purchase price over the fair value of the net assets acquired. Goodwill is not amortized but tested for impairment on an annual basis or more frequently if indicators of possible impairment exist. As of December 31, 2019, based on management's assessment of qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

Revenue from Contracts with Customers – The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if, and when, the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity i.e. at a point in time. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. The Company recognizes this retainer over time. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Note 2 – Summary of Significant Accounting Policies (*continued*)

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company, LCG.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2019. LCG's federal income tax returns for its 2016 and subsequent tax years are subject to examination by the internal revenue service for three years from their date of filing.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases which meet the criteria and therefore no impact was noted to the financial statements as of December 31, 2019.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Concentration of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2019, the cash on deposit did not exceed the FDIC insured limit.

Accounts Receivable at December 31, 2019 is 100% from 1 customer. Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2019 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2019.

The Company earned revenue from twelve customers in 2019. The top 2 customers accounted for 83.8% and 9.5% of fees and commissions for the year ended December 31, 2019. 100% of revenues were generated in the USA.

Note 4 – Related Party Transactions

The Company owes $9,736 (of which $2,450 was in Accounts Payable) as of December 31, 2019 to a common control related entity. This payable is due on demand and is non-interest bearing. The Company has an expense sharing agreement with its related entities and has recognized approximately $97,361 in expenses allocated under that agreement.

Note 5 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As of December 31, 2019, the Company had a net capital requirement and excess net capital of $5,000 and $36,240, respectively. The Company's aggregate indebtedness to net capital ratio was 27.64%.

Note 6 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(i) of the Rule and in accordance with its FINRA membership agreement.

Note 7 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2019 requiring contingent loss recognition.

Note 8 – Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued. No events other than previously disclosed have occurred subsequent to December 31, 2019 through February 13, 2020 which would require adjustment to, or disclosure in the financial statements, other than previously disclosed.

Supplemental Information

LCG Capital Advisors, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-
of the Securities and Exchange Commission
December 31, 2019

Net capital

Total member's capital	$	95,669

Deductions:
    Non-allowable assets:

Accounts Receivable	(5,000)
Prepaid assets	(3,775)
Deposits	(54)
Goodwill	(45,600)

Net capital	$	41,240

Aggregate indebtedness

Accounts payable, accrued expenses and due to affiliate		11,400
Total aggregate indebtness	$	11,400

Computation of basic net capital requirement - higher o

Minimum net capital required based on aggregate indebtednes	$	760
Net capital required	$	5,000
Excess net capital	$	36,240
Ratio of aggregate indebtedness to net capita		27.64%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2019.

LCG Capital Advisors, LLC
Schedule II - Computation for Determination of Reserve Requirements for Broke
and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 19
December 31, 2019

The Company qualifies under the exemption provision of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

LCG Capital Advisors, LLC
Schedule III - Information Relating to the Possession or Control
Requirements under the Securities and Exchange Commission Rule 15c3-3
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.



LCG
ADVISORS

EXEMPTION REPORT

LCG Capital Advisors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2019, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

JACQUELINE DORMEYER
Name

[signature]
Authorized Signature

CHIEF COMPLIANCE OFFICER
Title

2-4-2020
Date

201 E. Kennedy Blvd., Suite 325, Tampa, Florida 33602 ▪ P: 813-226-2800 ▪ www.lcgadvisors.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- EXEMPTION REPORT REVIEW

To the Member
of **LCG Capital Advisors, LLC:**

We have reviewed management's statements, included in the accompanying **LCG Capital Advisors, LLC**, in which (1) **LCG Capital Advisors, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **LCG Capital Advisors, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) **LCG Capital Advisors, LLC** stated that **LCG Capital Advisors, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **LCG Capital Advisors, LLC** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **LCG Capital Advisors, LLC** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 13, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of **LCG Capital Advisors, LLC**:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by **LCG Capital Advisors, LLC** and the SIPC, solely to assist you and SIPC in evaluating **LCG Capital Advisors, LLC** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. **LCG Capital Advisors, LLC** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **LCG Capital Advisors, LLC** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **LCG Capital Advisors, LLC** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 13, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com